# AMSTEEL CORPORATION BERHAD (20667-M)

A Member of The Lion Group

02042776

7 May 2002

SUPPL

02 JUL 23 AM 10: 23

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn : Ms Victoria C Choy

Dear Sirs

Re : Exemption No. 82-3318
Issuer : Amsteel Corporation Berhad

We enclose herewith a copy of the General Announcement dated 6 May 2002, Re: Acquisition of subsidiaries for filing pursuant to exemption No. 82-3318 granted to Amsteel Corporation Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned for any queries.

Yours faithfully
AMSTEEL CORPORATION BERHAD

PROCESSED
AUG 0 1 2002
THOMSON
FINANCIAL

CHAN POH LAN
Secretary

cc Ms Jennifer Monaco - The Bank of New York
620 Avenue of the Americas
6th Floor New York
NY 10011

dlw 7/23

Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, Malaysia.
Tel: (603) 21622155, 21613166 Telefax: (603) 21623448

Form Version 2.0

## General Announcement

Reference No AA-020506-63000

Submitting Merchant Bank (if applicable) :

Submitting Secretarial Firm Name (if applicable) :

* Company name : **AMSTEEL CORPORATION BERHAD**

* Stock name : **AMSTEEL**

* Stock code : **2712**

* Contact person : **CHAN POH LAN**

* Designation : **SECRETARY**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

**ACQUISITION OF SUBSIDIARIES**

* **Contents :-**

The Company wishes to announce the following :

1) the acquisition of the entire issued and paid-up capital of Arau Pinang Sdn Bhd ("Arau Pinang"), a company incorporated under the Companies Act, 1965, for a cash consideration of RM2.00.

2) the incorporation of a wholly-owned subsidiary, Amsteel Harta (L) Limited ("Amsteel Harta"), under the Offshore Companies Act, 1990 with an issued and paid-up capital of USD1.00.

Information on Arau Pinang and Amsteel Harta are set out in Table I.

Arau Pinang and Amsteel Harta were acquired/incorporated to undertake certain transactions proposed under the debt restructuring scheme of the Company announced on 5 July 2000, 8 October 2001 and 26 March 2002 in respect of the proposed group wide restructuring scheme.

None of the Directors of the Company has any interest direct or indirect in the aforesaid acquisition/incorporation.

**Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:**

Table I

| | Arau Pinang | Amsteel Harta |
|---|---|---|
| Date of incorporation | 6.3.2002 | 23.4.2002 |
| Authorised Capital | RM100,000 divided into 100,000 ordinary shares of RM1.00 each | USD10,000 divided into 10,000 ordinary shares of USD1.00 each |

AMSTEEL CORPORATION BERHAD (20667-M)

Secretary

- 8 MAY 2002

| | | |
|---|---|---|
| Issued and paid-up capital | RM2.00 divided into 2 ordinary shares of RM1.00 each fully paid | USD1.00 comprising 1 ordinary share of USD1.00 each fully paid |

AMSTEEL CORPORATION BERHAD (20667-M)

..........................................................

*Secretary*

6 MAY 2002

AMSTEEL CORPORATION BERHAD (20667-M)
A Member of The Lion Group

8 July 2002

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn : Ms Victoria C Choy

SUPPL

02 JUL 23 AM 10: 12

Dear Sirs

Re : Exemption No. 82-3318
Issuer : Amsteel Corporation Berhad

We enclose herewith a copy of the General Announcement dated 5 July 2002, Re: Application for extension of time pursuant to Paragraph 5.1 of Practice Note No. 4/2001 issued by the KLSE for filing pursuant to exemption No. 82-3318 granted to Amsteel Corporation Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned for any query.

Yours faithfully
AMSTEEL CORPORATION BERHAD

CHAN POH LAN
Secretary

cc Ms Jennifer Monaco - The Bank of New York
101 Barclay Street
New York
NY 10286

Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, Malaysia.
Tel: (603) 21622155, 21613166 Telefax: (603) 21623448

Form Version 2.0

**General Announcement**

Ownership transfer to AMSTEEL on 05-07-2002 05:14:06 PM
Submitted by AMSTEEL on 05-07-2002 05:21:09 PM
Reference No AA-020705-2AB0F

| | | |
|---|---|---|
| Submitting Merchant Bank (if applicable) | : | |
| Submitting Secretarial Firm Name (if applicable) | : | |
| * Company name | : | **AMSTEEL CORPORATION BERHAD** |
| * Stock name | : | **AMSTEEL** |
| * Stock code | : | **2712** |
| * Contact person | : | **CHAN POH LAN** |
| * Designation | : | **SECRETARY** |

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

**Application for extension of time pursuant to Paragraph 5.1 of Practice Note No. 4/2001 issued by the KLSE**

* **Contents :-**

We wish to announce that the KLSE had by a letter dated 4 July 2002, approved the Company's application for an extension of time for three (3) months from 12 June 2002 to 11 September 2002 for the Company to obtain all necessary approvals from the regulatory authorities for the Company's proposed group wide restructuring scheme.

**Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:**

AMSTEEL CORPORATION BERHAD (20567-M)

Secretary

-5 JUL 2002